
VLOGMI
BURN RATE

MONTHLY BURN RATE

The below numbers include our **Pre-Launch burn rate** accounting for **4 months** as well as our **Post-Launch burn rate** accounting for **4 months** of operating and development after Vlogmi is launched to the public.

FIRST TERM:

- 4 Months
- **Pre-Launch**

SECOND TERM:

- 4 Months
- **Post-Launch**

MONTHLY BURN RATE BREAKDOWN

OPERATING COST
$6,750
PER MONTH **PRE-LAUNCH**

$31,000
PER MONTH **POST-LAUNCH**

OPERATING COST | 40%

Below is a **simplified percentage breakdown** of the priority costs for Vlogmi to operate.

PRIORITY COSTS	~ %
Executive Expenses	14
Office and Utility	8
Equipment, Software	7
Legal & Corporate	4
Travel/Transportation	7

SERVERS, MARKETING +
$2,250
PER MONTH **PRE-LAUNCH**

$35,000
PER MONTH **POST-LAUNCH**

MARKETING, SERVERS+ | 25%

This cost of AWS is largely dependent on the success of our marketing, as the server cost scales in-line with the growth of active users.
More people, more posts, more cloud server space needed.

COSTS INCLUDE	~ %
Amazon Web Services	8
API Licenses	1
Marketing + Media	16

APP DEVELOPMENT TEAM
$6,000
PER MONTH **PRE-LAUNCH**

$29,000
PER MONTH **POST-LAUNCH**

DEVELOPMENT COST | 35%

This monthly cost covers:

- Project Manager (VP Dev.)
- iOS App Developers (2)
- Android App Developers (2)
- UI/UX & Design Team
- Post-Launch Customer Support
- Additional Costs

Additional costs include an increase of team members when expanding, consultants specialists, etc., as required.